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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


02003038

SEC FILE NUMBER
8- 37551

SEC MAIL FEB 27 2002 340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTMENT DESIGNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13160 WEST BURLEIGH ROAD
(No. and Street)

BROOKFIELD	WISCONSIN	53005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS NACKERS (262) 783-0600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DWAYNE JOHNSON & ASSOCIATES, S.C.
(Name — *if individual, state last, first, middle name*)

4040 NORTH CALHOUN ROAD	BROOKFIELD	WISCONSIN	53005
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VP 3/26/02

OATH OR AFFIRMATION

I, THOMAS NACKERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENT DESIGNERS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public
Comm Exp 9/8/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

To the Board of Directors
Investment Designers, Inc.
13160 West Burleigh Road
Brookfield, Wisconsin 53005


DWAYNE JOHNSON
&
associates, sc
CPA

We have audited the accompanying Balance Sheets of Investment Designers, Inc. as of December 31, 2001 and 2000 and the related Statements of Earnings and Comprehensive Income, Changes in Stockholders' Equity, and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Financial Position of Investment Designers, Inc. as of December 31, 2001 and 2000 and the results of its Operations, Changes in Stockholders' Equity and its Cash Flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 are presented for purposes of additional analysis and are not a required part of the basic financial statements. The information in schedule 2 is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dwayne Johnson & Associates, S.C.

Dwayne Johnson & Associates, S.C.

Brookfield, Wisconsin
February 4, 2002

certified public accountants

PHONE 262 781 6110
FAX 262 781 4866

4040 NORTH CALHOUN ROAD BROOKFIELD, WISCONSIN 53005

DWAYNE JOHNSON
&
associates, sc



Board of Directors
Investment Designers, Inc.

We have examined the financial statements of Investment Designers, Inc. for the year ended December 31, 2001 and have issued our report thereon dated February 4, 2002. As part of our examination, we made a study and evaluation of the company's system of internal accounting controls (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, We have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Investment Designers, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). (The broker dealer was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period reviewed); (2) in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13, and (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted

certified public accountants

PHONE 262 781 6110
FAX 262 781 4866

4040 NORTH CALHOUN ROAD BROOKFIELD, WISCONSIN 53005

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Investment Designers, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for the purposes in accordance with Securities and Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, We believe that the company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Sincerely,

Dwayne Johnson & Associates, S.C.

Dwayne Johnson & Associates, S.C.

Brookfield, Wisconsin
February 4, 2002

INVESTMENT DESIGNERS, INC.

Balance Sheets

As of December 31,

ASSETS

	2001	2000
Current Assets		
Cash and cash equivalents	$ 73,155	$ 65,593
Receivables		
Commissions	52,211	54,274
Interest	895	1,066
Stockholders'	1,184	1,117
Prepaids		
Insurance	7,389	5,221
Rent	4,025	3,925
Deposits	52,047	50,062
Total Current Assets	190,906	181,258
Fixed Assets		
Furniture & fixtures	88,746	88,745
Leasehold improvements	29,697	29,697
	118,443	118,442
Less accumulated depreciation	98,435	90,585
Total Fixed Assets	20,008	27,857
Other Assets		
Notes receivable - stockholders', net of current portion	35,100	38,800
Total Assets	$ 246,014	$ 247,915

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.

Balance Sheets

As of December 31,

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current Liabilities		
Capital lease obligation, current portion	$ 2,441	$ 2,188
Accounts payable	3,073	5,351
Accrued liabilities		
Consulting fee	12,000	22,333
Commissions	34,807	39,691
Payroll taxes	44	40
Total Current Liabilities	52,365	69,603
Long-Term Liabilities		
Capital lease obligation, net of current portion	654	3,094
Total Liabilities	53,019	72,697
Stockholders' Equity		
Common stock, $1 par value; 56,000 shares authorized; 12,268 shares issued and 6,344 shares outstanding	12,268	12,268
Additional paid in capital	111,889	111,889
Treasury stock	(23,181)	(23,181)
Retained earnings	92,019	74,242
Total Stockholders' Equity	192,995	175,218
Total Liabilities and Stockholders' Equity	$ 246,014	$ 247,915

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock						
	Number of Shares Outstanding	Amount	Additional Paid in Capital	Treasury Stock	Retained Earnings	Unrealized Gain (Loss) on Marketable Equity Securities	Total
Balance, January 1, 2000	6,344	$ 12,268	$ 111,889	$ (23,181)	$ 93,416	$ (12,023)	$ 182,369
Stockholders' distributions	-	-	-	-	(50,000)	-	(50,000)
Net earnings	-	-	-	-	30,826	-	30,826
Unrealized gain on marketable equity securities	-	-	-	-	-	12,023	12,023
December 31, 2000	6,344	$ 12,268	$ 111,889	$ (23,181)	$ 74,242	$ -	$ 175,218
Stockholders' distributions	-	-	-	-	(40,000)	-	(40,000)
Net earnings	-	-	-	-	57,777	-	57,777
December 31, 2001	6,344	$ 12,268	$ 111,889	$ (23,181)	$ 92,019	$ -	$ 192,995

The accompanying notes are an integral part of these financial statments

INVESTMENT DESIGNERS, INC.
Statements of Earnings and Comprehensive Income
For the Years Ended December 31,

	2001	2000
Revenues	$ 1,238,085	$ 1,252,110
Cost of Revenues	437,759	463,146
Gross Profit	800,326	788,964
Percent of revenues	64.6%	63.0%
Operating Expenses	738,187	754,116
Other Income (Expense)		
Interest expense	(474)	(702)
Investment income	4,235	7,019
Realized loss on sale of available-for-sale securities	-	(10)
Other income	2,335	1,664
Rental income	9,000	9,000
Contributions	(1,907)	(2,203)
Depreciation	(7,850)	(8,938)
Profit sharing	(9,701)	(9,852)
Total Other Expense	(4,362)	(4,022)
Net Earnings	57,777	30,826
Other Comprehensive Income (Loss)		
Unrealized gains (loss) on available-for-sale securities	-	12,023
Comprehensive Income	$ 57,777	$ 42,849

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.

Statements of Cash Flows

For the Years Ended December 31,

Cash Flows From Operating Activities		2001		2000
Net earnings	$	57,777	$	30,826
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation		7,851		8,938
Loss on sale of available-for-sale securities		-		10
(Increase) decrease in current assets				
Receivables		2,233		(1,823)
Prepaids		(2,268)		(2,450)
Deposits		(1,985)		296
Increase (decrease) in current liablilities				
Accounts payable		(2,278)		540
Accrued liabilities		(15,212)		(7,458)
		(11,659)		(1,946)
Net Cash Provided by Operating Activities		46,118		28,880
Cash Flows From Investing Activities				
Proceeds from marketable securitities		-		12,678
Notes receivable - stockholders'		3,632		3,043
Net Cash Provided by Investing Activities		3,632		15,721
Cash Flows From Financing Activities				
Distributions to stockholders'		(40,000)		(50,000)
Repayment of capital lease obligation		(2,188)		(1,959)
Net Cash Used by Financing Activities		(42,188)		(51,959)
Net Increase (Decrease) in Cash and Cash Equivalents		7,562		(7,358)
Cash and Cash Equivalents, Beginning of the Year		65,593		72,951
Cash and Cash Equivalents, End of the Year	$	73,155	$	65,593
SUPPLEMENTAL DISCLOSURES				
Interest paid	$	474	$	702

The accompanying notes are an integral part of these financial statements

Note A - Summary of Significant Accounting Policies

This summary of significant accounting policies of Investment Designers, Inc. (the Company) is presented to assist the reader in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Business Activities

The Company has one office located in Brookfield, Wisconsin and another located in Appleton, Wisconsin. The Company is primarily engaged in the sale of securities. The majority of the Company's customers are located in the Greater Milwaukee Area.

Cash and Cash Equivalents

The Company maintains it's cash balances at two financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The uninsured balances as of December 31, 2001 and 2000 were $0.

Cash and cash equivalents consist principally of short-term investments and are recorded at cost which approximates market value. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

For purposes of the statement of cash flows, the Company combines cash and cash equivalents together.

Marketable Securities

Equity securities are classified as "available-for-sale" as defined by SFAS 115. In accordance with that Statement, they are reported at aggregate fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

Property and Equipment

The Company's property and equipment are carried at cost. Depreciation is provided using the straight-line and accelerated methods based upon the assets estimated useful lives. When equipment is retired, or otherwise disposed of, the cost and related accumulated depreciation is removed from the respective accounts and any profit or loss is credited or charged to income.

Property and Equipment Continued

Maintenance and repair costs are charged to expense as incurred, and improvements which extend the useful life of the assets are capitalized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's income or loss is thereby reported on the stockholders income tax returns. Accordingly, no liability or provision for income taxes is shown in the accompanying financial statements.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statement of Earnings and Comprehensive Income.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Note B - Transactions With Affiliate

An affiliate, which has the same stockholders' as the Company, transfers a percentage of their managed accounts to the Company. These transfers are management fees which for the years ended December 31, 2001 and 2000 were 346,879 and $339,665, respectively.

Note C - Deposits

An escrow deposit comprises $51,940 and $50,270 of this balance at December 31, 2001 and 2000, respectively. These amounts are comprised solely of a money market fund. The Securities and Exchange Commissions requires the Company to have a $50,000 escrow deposit.

Note D - Marketable Securities

The change in net unrealized gain (loss) on available-for-sale securities that has been included as a separate component of stockholders' equity for the year ended December 31, 2000 was $12,023.

The proceeds from the sales of available-for-sale securities was $12,678 for the year ended December 31, 2000. The realized loss was $10 for the year ended December 31, 2000.

Note E - Leases

The Company leases equipment (included in property and equipment) under a capital lease expiring in 2003. The cost of the equipment was $10,195 while the accumulated depreciation at December 31, 2001 and 2000 was $7,136 and $5,097, respectively.

The Company leases its Brookfield office facility from a stockholder of the Company. The Company also leased its Appleton office facility from the same stockholder until June 30, 2000. Both leases were on a month to month basis. The Company began a new lease for its Appleton office facility on July 1, 2000 with an unrelated party.

The monthly rental payments for the office facilities for 2000 were $3,000 through June 2000 and $3,925 thereafter, including 2001. The Company also subleases a portion of the Brookfield office to the affiliated company for $750 per month. Rental expense for 2001 and 2000 were $47,100 and $41,550, respectively, and the rental income for 2001 and 2000 was $9,000.

The Company also leases equipment under an operating leases which expire in 2002 and 2006. The rent paid in 2001 and 2000 was $2,865 and $1,892, respectively.

Note E - Leases Continued

At December 31, 2001 future minimum lease payments and the present value of minimum capital lease payments approximated the following:

	Capital Leases	Operating Leases
Year ending December 31:		
2002	$ 2,662	$ 2,900
2003	665	1,008
2004		1,008
2005		1,008
2006		168
Total minimum lease payments	3,327	$6,092
Interest imputed at 11.03%	(232)	
Capital lease obligation (Including current year portion of $2,441)	$ 3,095	

Note F - Retirement Plan

The Company sponsors a 401(k) profit sharing plan covering all full-time employees who have met certain age and service requirements.

Note G - Net Capital Requirments

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 the Company had net capital of $122,947, which was $72,947 in excess of its required net capital of $50,000 The company's net capital ratio was 43.1%.

SUPPLEMENTARY SCHEDULES

INVESTMENT DESIGNERS, INC.
Schedules of Revenues and Cost of Revenues
For the Years Ended December 31,

	2001	2000
Revenues		
General securities	$ 182,411	$ 268,034
Mutual funds	111,524	95,489
Fixed annuities	63,356	125,297
Variable annuities	128,858	142,064
Trailers	132,474	163,546
Insurance commissions	214,512	82,417
Options	56,521	31,399
Ticket charges reimbursed	1,550	4,199
Management fees	346,879	339,665
Total Revenues	$ 1,238,085	$ 1,252,110
Cost of Revenues		
In-house payroll	317,877	348,313
Payroll taxes	20,662	22,640
Independent brokers commissions		
Art Jesswein	5,795	5,245
Cary Wilder	1,329	2,097
Cynthia Bong	3,768	3,370
Danielle Gerds	24,037	-
Donald Brown	16,449	26,053
Gregory Geivor	1,255	-
Jason Stubbe	180	3,012
Joyce Warner Strupp	-	135
Paul Larson	7,642	-
Paul Shorts	5,075	13,586
Robert Thoms	12,583	
Ron Mueller	4,843	5,202
Stephen Fredrichs	917	9,909
Steven Schreiber	1,855	728
Tim Gerds	-	5,471
Traci Martens	815	-
Vern Evert	12,102	5,799
William Wenberg	575	11,586
Total Cost of Revenues	$ 437,759	$ 463,146

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.
Schedules of Operating Expenses
For the Years Ended December 31,

	2001	2000
Operating Expenses		
Advertising	$ 10,226	$ 6,526
Computer	3,300	4,874
Data processing	10,017	7,248
Dues & subcriptions	6,816	6,500
Education	876	2,317
Equipment rental	1,362	905
Exchange fees	3,685	3,512
Insurance	25,421	17,786
Internet	164	-
Licensing & fees	7,773	6,700
Maintenance & repairs	2,097	3,008
Meals & entertainment	15,423	8,594
Office supplies	8,659	10,996
Payroll		
Officers' wages	477,309	513,704
Other wages	37,630	37,149
Payroll taxes	23,208	23,128
Postage	7,750	5,648
Professional fees		
Accounting	8,502	8,120
Legal & other	1,100	-
Printing expense	2,030	3,905
Promotions	-	271
Rent	47,100	41,550
Telephone	15,637	16,357
Travel	18,476	21,310
Utilities	-	971
Other	3,626	3,037
	$ 738,187	$ 754,116

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.

SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

The firm claims exception to rule 15c3-3 as noted in the Focus report dated January 24, 2002, on line 25C of part IIA under exception (2) (B) where as all customer transactions are cleared through another broker dealer on a fully disclosed basis. The firm is in compliance with the exception and schedule III is therefore not presented.

Investment Designers, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

Schedule 2

Net Capital		
Total stockholders' equity qualified for net capital		$ 192,995
Deductions and /or charges:		
Non-allowable assets:		
Net book value of furniture and fixtures	20,008	
Receivable from stockholders'	36,284	
Interest receivable	895	
Prepaid insurance	7,389	
Prepaid rent	4,025	
		68,601
Net capital before haircuts on securities positions		124,394
2% haircut on money market accounts		409
2% haircut on escrow deposit money market accounts		1,039
Net capital		$ 122,946
Computation of Basic Net Capital Requirement		
Minimum net capital required		3,536
Minimum dollar net capital requirement of dealer		50,000
Excess net capital		72,946
Excess net capital at 1000%		117,644
Computation of Aggregate Indebtedness		
Total aggregate indebtedness		53,018
Ratio: Aggregate indebtedness to net capital		43.1%

THERE IS NO MATERIAL DIFFERENCE FROM THE COMPANY'S COMPUTATION AS NOTED IN THE FOCUS REPORT DATED JANUARY 24, 2002 AND THE AUDITED FINANCIAL INFORMATION, THEREFORE, A RECONCILIATION IS NOT INCLUDED.

See accompanying auditors' report